Exhibit 99.3

Deloitte LLP 2 New Street Square London EC4A 3BZ Tel: +44 (0) 20 7936 3000 Fax: +44 (0) 20 7583 1198 LDE: DX 599 www.deloitte.co.uk

15 September 2015

To:

Autorité des marchés financiers

Ontario Securities Commission

Alberta Securities Commission

British Colombia Securities Commission

The Manitoba Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Dear Sirs/Mesdames:

As required by subparagraph (6)(a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the change of auditor notice of Amaya Inc. dated 15 September 2015 (the “Notice”) and, based on our knowledge of such information at this time, we agree with the statements 1 to 4 and we have no basis to agree or disagree with statement 5 contained in the Notice.

Yours faithfully,

Deloitte LLP

CC: Amaya Inc.

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